                      SECURITIES AND EXCHANGE COMMISSION


                            WASHINGTON, D.C. 20549


- -------------------------------------------------------------------------------
                                  FORM 11-K

                   REPORT FOR THE TWELVE-MONTH PERIOD ENDED
                              DECEMBER 31, 1993

                     Prepared in accordance with General
                       Instruction A.2.(ii) of Form S-8

- -------------------------------------------------------------------------------

        For the twelve-month period ended December 31, 1993.
        Commission file number:  1-4188

A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

        RUBBERMAID COMMERCIAL PRODUCTS, INC.
        ASSOCIATES' PROFIT SHARING RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

        Rubbermaid Incorporated
        1147 Akron Road
        Wooster, Ohio 44691-6000

                     RUBBERMAID COMMERCIAL PRODUCTS INC.
                  ASSOCIATES' PROFIT SHARING RETIREMENT PLAN

                      Financial Statements and Schedules

                          December 31, 1993 and 1992


                 (With Independent Auditors' Report Thereon)

                     RUBBERMAID COMMERCIAL PRODUCTS INC.
                  ASSOCIATES' PROFIT SHARING RETIREMENT PLAN


                              Table of Contents



Independent Auditors' Report


Statements of Net Assets Available for Profit Sharing Benefits

Statements of Changes in Net Assets Available for Profit Sharing Benefits

Notes to Financial Statements

                                                                       Schedule
                                                                       --------
Item 27a - Schedule of Assets Held for Investment Purposes                1

KPMG Peat Marwick LLP



     1500 National City Center
     1900 East Ninth Street
     Cleveland, OH 44114-3495



                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------



Plan Administrator of
Rubbermaid Commercial Products Inc.
 Associates' Profit Sharing Retirement Plan:

We have audited the financial statements and supplemental schedule of Rubbermaid Commercial Products Inc. Associates' Profit Sharing Retirement Plan
(Plan) as of December 31, 1993 and 1992, and for the years then ended, as listed in the accompanying table of contents. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1993, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subject to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1993, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG Peat Marwick LLP



December 16, 1994

                                                RUBBERMAID COMMERCIAL PRODUCTS INC.
                                            ASSOCIATES' PROFIT SHARING RETIREMENT PLAN

                                  Statements of Net Assets Available for Profit Sharing Benefits

                                                    December 31, 1993 and 1992


                                                                                1993                          1992
                                                                                ----                          ----
Assets
  Investment in the Profit Sharing Retirement Trust
  for Rubbermaid Incorporated and Related
  Companies (note 3)                                                          59,113,984                53,732,117

  Employer contribution receivable                                             2,696,595                 2,768,931
                                                                             -----------                ----------

Net assets available for profit sharing
benefits                                                                     $61,810,579                56,501,048
                                                                             ===========                ==========




See accompanying notes to financial statements.

                                                RUBBERMAID COMMERCIAL PRODUCTS INC.
                                            ASSOCIATES' PROFIT SHARING RETIREMENT PLAN

                             Statements of Changes in Net Assets Available for Profit Sharing Benefits

                                              Years Ended December 31, 1993 and 1992


                                                                               1993                  1992
                                                                               ----                  ----
Net investment income from the Profit Sharing
  Retirement Trust for Rubbermaid Incorporated
  and Related Companies (note 3)                                              4,540,778            4,396,656

Employer contributions                                                        2,813,700            2,863,891


Benefits paid to participants                                                (2,044,947)          (2,928,947)
                                                                            -----------            ---------

Net increase                                                                  5,309,531            4,331,600

Net assets available for profit sharing benefits:
  Beginning of year                                                          56,501,048           52,169,448
                                                                             ----------           ----------

  End of year                                                               $61,810,579           56,501,048
                                                                            ===========           ==========




See accompanying notes to financial statements.

                     RUBBERMAID COMMERCIAL PRODUCTS INC.
                  ASSOCIATES' PROFIT SHARING RETIREMENT PLAN

                        Notes to Financial Statements

                          December 31, 1993 and 1992

(1)    Descriptions of the Plan
       ------------------------

       The following brief description of the Rubbermaid Commercial Products Inc. Associates' Profit Sharing Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  (a)  General
       -------

       The Plan is a defined contribution retirement plan covering all full time associates of the Company at its Winchester, Virginia and Cleburne, Texas facilities. Participation in the Plan begins on the January 1 coincident with or next following an associate's date of hire. Part-time associates become eligible to participate if certain service requirements are met. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

  (b)  Contributions
       -------------

       Annually, the Company contributes to the Plan the lesser of 25 percent of the Company's net profit as defined in the Plan document, or 15 percent of the aggregate eligible compensation of the participants. Participants receive 25 percent of their share of the Company's contribution in cash unless an election is made to deposit such amounts into their Plan account. Voluntary contributions by participants to the Plan were suspended effective January 1, 1987. Pursuant to an amendment adopted during 1991, the Company's contribution for highly-compensated participants (as defined in the Plan document) is calculated as the lesser of the contribution as described above or an amount equal to 5% of compensation paid during the year plus 5% of the participant's compensation exceeding the current year Social Security Wage Base.

  (c)  Participant Accounts
       --------------------

       Each participant's account is credited with the participant's contribution (for amounts contributed prior to January 1, 1987) and an allocation of (a) the Company's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based upon participant earnings, service, and/or account balances, as defined. Prior to the allocation of the salaried participants' share of the contribution, premiums for the Company's Group Salary Continuance Insurance Program are deducted. The benefit to which a participant is entitled is the vested benefit in the participant's account.
                                                                    (Continued)

                     RUBBERMAID COMMERCIAL PRODUCTS INC.
                  ASSOCIATES' PROFIT SHARING RETIREMENT PLAN

                        Notes to Financial Statements


  (d)  Vesting
       -------

       Participants are immediately vested in their accounts which are attributable to employee voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based upon years of service. A participant becomes fully vested after completing seven years of credited service.

  (e)  Investments
       -----------

       Participants may elect to invest the employer contribution allocated to their account in the Plan, or transfer existing account balances, (in 25% increments) in one or more of the three investment funds held by the Plan. Currently, the investment funds are: (a) the Equity Fund, comprised of common stocks or securities convertible into common stocks;
       (b) the Fixed Income Fund, comprised of bonds, obligations, debentures and other securities the income or return from which is fixed; and (c) the Guaranteed Interest Fund (formerly the Insured Principal and Income
       Fund), comprised of guaranteed principal and interest contracts with major financial institutions.

  (f)  Payment of Benefits
       -------------------

       Upon normal retirement at age 65 or termination of service other than normal retirement, a participant may elect to receive either a lump-sum cash payment equal to the value of his or her account, or periodic payments in such amounts as elected by the participant (subject to rules of the Plan).

  (g)  Participant Loans
       -----------------

       Loans of up to 25% of a participant's credited portion of Company contributions plus earnings thereon may be obtained for qualified participants. The maximum loan permissible is $50,000, and all loans must be approved by the Plan's loan committee. For record keeping purposes, the outstanding principal balance of participant loans are maintained in a separate investment fund.

(2)    Accounting Policy
       -----------------
       The financial statements of the Plan are prepared on the accrual basis.


                                                                     (Continued)

                     RUBBERMAID COMMERCIAL PRODUCTS INC.
                  ASSOCIATES' PROFIT SHARING RETIREMENT PLAN

                        Notes to Financial Statements
(3)    Investments
       -----------
       For investment purposes only, the investments held in the separate funds of the Plan are commingled with those of certain other Company-sponsored retirement plans having similar investment programs. Collectively, such funds comprise the Profit Sharing Retirement Trust for Rubbermaid Incorporated and Related Companies, a bank-administered master trust fund. The investments and net investment income therein of the Plan in the master trust have been certified to the Company by the Trustee, National City Bank, as having been determined through the use of fair values for all assets of the master trust fund. A summary of the master trust assets as of December 31, 1993 and 1992, is as follows:

  Investments                                                     1993                        1992
  -----------                                                   --------                    ----------
  Equity Fund                                                     $45,666,257                 40,066,300

  Fixed Income Fund                                                 9,016,044                  6,536,628

  Guaranteed Interest Fund                                        277,927,928                255,910,940

  Participants Loan Fund                                            4,406,833                  4,401,927
                                                                -------------              -------------
            Total master trust assets                            $337,017,062                306,915,795
                                                                 ===========                 ===========

  Changes in Investments
  ----------------------

                                 EQUITY           FIXED INCOME      STABLE VALUE      PARTICIPANT
                                 ------           ------------      ------------      -----------
                                  FUND                FUND              FUND           LOAN FUND           TOTALS
                                  ----                ----              ----           ---------           ------
 BEGINNING BALANCE              40,066,299.64       6,536,627.73    255,910,939.98     4,401,927.48      306,915,794.83
 1/1/93

 ADD ACCRUED
 CONTRIBUTION RECEIVED           3,023,535.02         884,832.84     12,526,181.14             0.00       16,434,549.00

 DIVIDENDS                         107,075.52               0.00              0.00             0.00          107,075.52

 GIC INTEREST                            0.00               0.00     20,910,469.34             0.00       20,910,469.34

 STIF INTEREST                       7,097.14           1,253.44        224,552.03         3,451.20          236,353.81

 CORPORATE BOND INTEREST             1,762.65             314.01        109,181.56             0.00          111,258.22

 FEDERAL BOND INTEREST                   0.00               0.00              0.00             0.00                0.00

 PARTICIPANT LOAN
 INTEREST                              705.63              93.43          3,311.20             0.00            4,110.26

 DISTRIBUTION FROM
 POOLED FUND                     1,001,234.65         536,199.85              0.00             0.00        1,537,434.50

 OTHER INCOME                        1,602.26               0.00              0.00             0.00            1,602.26

 TRUSTEE FEES                     (45,049.04)         (3,877.08)       (40,635.02)             0.00         (89,561.14)

 INVESTMENT FEES                  (42,116.12)        (28,510.47)      (210,072.65)             0.00        (280,699.24)

- ----------------------

                                 EQUITY           FIXED INCOME      STABLE VALUE      PARTICIPANT
                                 ------           ------------      ------------      -----------
                                  FUND                FUND              FUND           LOAN FUND           TOTALS
                                  ----                ----              ----           ---------           ------
 CONSULTANT FEES -
 MERCER                           (16,571.91)         (2,875.09)       (10,503.00)             0.00         (29,950.00)

 TOPE PRINTING                       (116.42)           (708.63)        (4,236.62)             0.00          (5,061.67)

 BOOKE                             (1,094.31)           (209.74)        (6,549.02)             0.00          (7,853.07)

 GROSS PROCEEDS OF SALE        16,336,809.67       1,506,892.12    328,836,311.60              0.00     346,680,013.39

 COST OF SALE                  15,820,254.54       1,502,975.76    328,836,311.60              0.00     346,159,541.90
                               ---------------------------------------------------------------------------------------

 REALIZED GAIN(LOSS)              516,555.13           3,916.36              0.00              0.00         520,471.49

 UNREALIZED GAIN                2,761,262.35         266,580.40              0.00              0.00       3,027,842.75

 FORFEITURES                       59,270.85          13,462.09        252,320.97              0.00         325,053.91

 BENEFIT PAYMENTS              (1,131,642.50)       (160,120.22)   (10,604,892.29)             0.00     (11,896,655.01)

 TRANSFERS IN/OUT              (1,039,695.94)        898,893.12     (2,811,397.41)         1,454.32      (2,950,745.91)

 LOAN REPAYMENTS                  396,139.40          70,171.96      1,679,257.80              0.00       2,145,569.16
                               ---------------------------------------------------------------------------------------

 ENDING BALANCE 12/31/93       45,666,257.00       9,016,044.00    277,927,928.01      4,406,833.00     337,017,059.01


(4)    Plan Termination
       ----------------

       The Company expects to continue the Plan indefinitely. However, upon any future termination of the Plan, the accounts of all participants affected thereby shall become fully vested and the Trustee shall distribute the assets in accordance with the terms of the Plan and the trust agreement.

(5)    Federal Income Taxes
       --------------------

       The Plan obtained its latest determination letter in September 1986, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue
       Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(6)    Subsequent Events
       -----------------

       For plan years beginning on or after January 1, 1995, the plan was amended to provide a 401K feature, allowing pretax deferrals of base salary or wages and amounts paid as bonus compensation. The pretax deferrals of compensation can be invested in the following investments; S&P 500 Index Equity Fund, Rubbermaid Common Stock Fund, Fixed Income Fund and the Stable Value Fund. Rubbermaid associates covered under the Collective Bargaining Agreement are not subject to the plan amendment.

                                                RUBBERMAID COMMERCIAL PRODUCTS INC.

                                            ASSOCIATES' PROFIT SHARING RETIREMENT PLAN


                                               Detail of Assets Held for Investment


                                                         December 31, 1993


  Description                                        Fair Value                                 Cost
                                                     ----------                                 ----
  Investment in the Profit
  Sharing Retirement Trust
  for Rubbermaid Incorporated
  and Related Companies                                 $59,113,984                              $57,697,072

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        RUBBERMAID COMMERCIAL PRODUCTS,
                                          INC.
                                        ASSOCIATES' PROFIT SHARING
                                          RETIREMENT PLAN


Dated: December 27, 1994                /s/ James A. Morgan
      ----------------------            -------------------------------